

# First Trust Portfolios L.P.
(SEC I.D. No. 8-43843)

Statement of Financial Condition
as of December 31, 2021, and
Report of Independent Registered
Public Accounting Firm

**PUBLIC**

Filed pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act as a **PUBLIC DOCUMENT**.



**Deloitte & Touche LLP**
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel:+1 312 486 1000
Fax:+1 312 486 1486
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General and Limited Partners of
First Trust Portfolios L.P.

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Trust Portfolios L.P. (the "Partnership") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Deloitte & Touche LLP*

February 24, 2022

We have served as the Partnership's auditor since 2001.

# FIRST TRUST PORTFOLIOS L.P.

**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2021**

**ASSETS**

| | | |
|---|---|---|
| CASH AND CASH EQUIVALENTS | $ | 128,064,117 |
| CASH SEGREGATED FOR REGULATORY PURPOSES | | 500,000 |
| DEPOSITS WITH CLEARING ORGANIZATIONS | | 15,897,987 |
| RECEIVABLES: | | |
| Affiliates | | 10,202,068 |
| Customers | | 3,793,372 |
| Deferred sales charge | | 1,216,969 |
| Brokers, dealers, and clearing organizations | | 3,690,947 |
| Other | | 6,383,583 |
| Total receivables | | 25,286,939 |
| PREPAIDS | | 4,014,637 |
| EXCHANGE MEMBERSHIP — At cost | | 1,413,276 |
| SECURITIES OWNED — At fair value | | 8,543,886 |
| PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS — At cost — less accumulated depreciation and amortization of $8,974,575 | | 4,863,013 |
| RIGHT OF USE ASSET | | 12,025,769 |
| OTHER ASSETS | | 1,286,013 |
| TOTAL | $ | 201,895,637 |

**LIABILITIES AND PARTNERS' CAPITAL**

| | | |
|---|---|---|
| LEASE LIABILITY | $ | 13,846,868 |
| PAYABLES: | | |
| Brokers, dealers, and clearing organizations | | 5,188,377 |
| Accounts payable and accrued liabilities | | 57,583,889 |
| Total payables | | 62,772,266 |
| Total liabilities | | 76,619,134 |
| PARTNERS' CAPITAL | | 125,276,503 |
| TOTAL | $ | 201,895,637 |

See notes to statement of financial condition.

# FIRST TRUST PORTFOLIOS L.P.

**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2021**

## 1.  DESCRIPTION OF BUSINESS

**Organization** — First Trust Portfolios L.P. (the "Partnership"), an Illinois limited partnership, is a registered securities broker-dealer specializing in the underwriting, trading, and distributing of unit investment trusts ("UIT's"), closed-end and open-end mutual funds, exchange-traded funds, and other securities. The Partnership acts as the sponsor for various series of UIT's including the FT Series, The First Trust Combined Series, The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Products and The First Trust GNMA (collectively, the "Trusts"). The general partner of the Partnership is The Charger Corporation (1%), an Illinois corporation. The limited partner is Grace Partners of DuPage L.P. ("Grace"), an Illinois limited partnership (99%).

## 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation** — The accompanying financial statements of the Partnership have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

**Use of Estimates** — The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

**Cash and Cash Equivalents** — Cash primarily consists of demand deposits. Cash equivalents include highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

**Cash Segregated for Regulatory Purposes** — Cash of $500,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, the Customer Protection Rule.

The Partnership reports Cash and Cash equivalents related to Cash Segregated for Regulatory Purposes within the beginning and ending balances of Cash and Cash equivalents and Cash Segregated for Regulatory Purposes. Details of Cash and Cash equivalents and Cash Segregated for Regulatory Purpose within the Statement of Financial Condition is as follows:

| | |
|---|---:|
| Cash and Cash Equivalents | $128,064,117 |
| Cash Segregated for Regulatory Purposes | 500,000 |
| Total Cash and Cash Equivalents and Cash Segregated for Regulatory Purposes | $128,564,117 |

**Securities Owned and Securities Sold, Not Yet Purchased** — Securities owned and securities sold, not yet purchased, other than units of UIT's, are carried at fair value. Units of unit investment trusts are carried at net asset value, which represents fair value. Principal securities transactions are recorded on a trade-date basis.

**Exchange Membership** — The Partnership's exchange membership, which represents ownership interest in the exchange and provides the Partnership with the right to conduct business in the exchange, is recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the fair value. There was no exchange membership impairment in 2021. At December 31, 2021, the cost of the exchange membership was $1,413,276.

**Customers' Securities Transactions** — Customer securities transactions are recorded on a settlement date basis.

**Property, Equipment, and Leasehold Improvements** — Depreciation of property and equipment is computed using an accelerated method over the estimated useful lives of such assets which range from five to seven years. Internal use software is capitalized with a useful life in excess of one year. Capitalized computer software costs are amortized using the straight-line method over a five-year period. Leasehold improvements are carried at cost and amortized using the straight-line method over the shorter of the term of the applicable lease agreement or the life of the asset.

**Income Taxes** — The Partnership is not subject to federal income tax as all taxable income or loss of the Partnership is included in the federal income tax returns of the partners. The Partnership is subject to tax accounting standards that establish a minimum threshold for recognizing, and a system for measuring, the benefits of a tax position taken or expected to be taken in a tax return. Tax years ended 2018, 2019, 2020 and 2021 remain open to federal and state audit. As of December 31, 2021, management has evaluated the application of these standards to the Partnership, and has determined that no provision for income tax is required in the Partnership's financial statements for uncertain tax positions. For tax years beginning on or after January 1, 2018, the Partnership is subject to partnership audit rules enacted as part of the Bipartisan Budget Act of 2015 (the "Centralized Partnership Audit Regime"). Under the Centralized Partnership Audit Regime, any IRS audit of the Partnership would be conducted at the Partnership level, and if the IRS determines an adjustment, the default rule is that the Partnership would pay an "imputed underpayment" including interest and penalties, if applicable. Our partnership agreement does not stipulate how the Partnership will address imputed underpayments. If the Partnership receives an imputed underpayment, a determination will be made based on the relevant facts and circumstances that exist at that time. Any tax payments that the Partnership ultimately makes on behalf of its current partners will be reflected as a capital withdrawal, rather than tax expense, at the time of such capital withdrawal.

The Illinois Replacement Tax is to be paid by the highest tiered partnership, C corporation, S corporation, or trust in a tiered structure. As such, the Partnership is not subject to Illinois Replacement Tax as all the income generated in the state flows through to its partners, who are the highest tiers in the partnerships.

**Financial Instruments** — The Partnership's financial instruments are reported at fair value, or at carrying amounts that approximate fair value for those instruments with short-term maturities.

**Fair Value** — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 — *Fair Value Measurement.*

### 3. PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment, and leasehold improvements at December 31, 2021, are summarized as follows:

| | |
|---|---:|
| Computer hardware | $ 2,898,345 |
| Furniture and fixtures | 2,563,026 |
| Office equipment | 1,309,523 |
| Internal-use software | 387,815 |
| Leasehold improvements | 6,678,879 |
| Total | 13,837,588 |
| Less accumulated depreciation and amortization | (8,974,575) |
| Total | $ 4,863,013 |

### 4. FAIR VALUE MEASUREMENT

The fair value measurement accounting guidance within ASC Topic 820, *Fair Value Measurement and Disclosures* describes the following three levels used to classify fair value measurements:

*Level 1* — Quoted prices in active markets for identical securities.

*Level 2* — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

*Level 3* — Significant unobservable inputs (including the Partnership's own assumptions in determining the fair value of securities).

The following is a description of the valuation methodologies used for securities measured at fair value, based on the statement of financial condition classification. Management, from time to time, may make fair value adjustments to valuation methodologies described below under certain market conditions. Management maintains a consistent policy and process for identifying when and how such adjustments should be made. To the extent a significant fair value adjustment is made by management, the valuation classification would generally be considered Level 3 within the fair value hierarchy. There were no material changes made to the Partnership's valuation models during 2021.

The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For securities, the Partnership's definition of actively traded is based on average daily volume and other market trading statistics.

**Securities Owned** — Securities owned include units of UIT's, state and municipal obligations, variable insurance trusts ("VIT's"), shares of closed-end and open-end mutual funds, exchange-traded funds, and preferred stock. The Partnership is permitted, as a practical expedient, to estimate the fair value of its investments in UIT's, VIT's, and closed-end and open-end mutual funds based on the net asset value per share or its equivalent. As such, the Partnership uses the practical expedient to estimate the fair value of its investments in UIT's, VIT's, and closed-end and open-end mutual funds. State and municipal obligations are classified as Level 2 within the fair value

hierarchy. Shares of exchange-traded funds represent seed investments in such funds. Shares of exchange-traded funds are carried at fair value which is based on quoted market prices or net asset value per share. Shares of exchange-traded funds are classified as Level 1 within the fair value hierarchy. Preferred stock is classified as Level 2 within the fair value hierarchy. Preferred stock is carried at fair value based on prices received from an external pricing vendor.

**Securities Sold, Not Yet Purchased** — Securities sold, not yet purchased consist of units of unit investment trusts and are carried at net asset value.

**Futures Contracts** — The Partnership entered into certain exchange traded futures contracts to assist in limiting its exposure to value changes of its fixed income securities. Fair value of open futures contracts is calculated as the difference between the contract price at trade date and the contract's closing price on the valuation date as reported on the exchange on which the futures contracts are traded. Futures contracts are typically classified as Level 1 within the fair value hierarchy. As of December 31, 2021, the Partnership held four futures contracts with a total notional balance of $318,152.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Partnership's assets and liabilities recorded at fair value on a recurring basis as of December 31, 2021, is as follows:

| Assets and Liabilities Measured at Fair Value | Level 1 | Level 2 | Level 3 | Measured at net asset value | Totals |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Securities owned: | | | | | |
| Unit investment trusts | $ - | $ - | $ - | $ 5,492,629 | $ 5,492,629 |
| State and municipal obligations | - | 620,051 | - | - | 620,051 |
| Variable insurance trusts | - | - | - | 2,001,441 | 2,001,441 |
| Closed-end funds | - | - | - | 140,741 | 140,741 |
| Exchange-traded funds | 2,255 | - | - | - | 2,255 |
| Open-end funds | - | - | - | 284,269 | 284,269 |
| Preferred stock | - | 2,500 | - | - | 2,500 |
| Total | $ 2,255 | $ 622,551 | $ - | $ 7,919,080 | $ 8,543,886 |
| **Liabilities** | | | | | |
| Futures contracts | $ 5,504 | $ - | $ - | $ - | $ 5,504 |
| Total | $ 5,504 | $ - | $ - | $ - | $ 5,504 |

The Partnership held no securities classified as Level 3 during the year ended December 31, 2021.

5. **LETTERS OF CREDIT**

The Partnership, in the ordinary course of business, is contingently liable under outstanding letter of credit agreements aggregating approximately $763,000 at December 31, 2021.

## 6. SHORT-TERM BANK BORROWINGS

The Partnership has an arrangement with a bank to borrow funds on a short-term basis, payable on demand. Short-term bank borrowings are collateralized principally by securities owned by the Partnership on a settlement date basis. The short-term bank borrowings bear interest at variable rates based on the Federal Funds rate plus 50 basis points. There were no outstanding borrowings under this arrangement as of December 31, 2021.

## 7. LEASES

A lease provides the lessee the right to control the use of an identified asset for a period of time in exchange for consideration. Substantially all of the leases in which the Partnership is the lessee are operating leases relating to office space and corporate office equipment. At December 31, 2021, lease expiration dates ranged from 19 month to 57 months. The Partnership's lease agreements do not contain any material residual value guarantees or restrictive covenants.

At the inception of a contract, the Partnership determines whether it is or contains a lease, which includes consideration of whether there are identified assets in the contract and if the Partnership has control over such assets. Right-of-use ("ROU") assets and lease liabilities are recognized for all arrangements that qualify as a lease, except for those with original lease terms of 12 months or less, which are not recorded on the Statement of Financial Condition and the related lease expense is recognized on a straight-line basis over the lease term.

ROU assets represent the Partnership's right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. In determining the present value of lease payments, the Partnership used its incremental borrowing rate based on the term of the lease and the interest rate environment at the lease commencement or remeasurement date.

The Partnership's lease terms may include options to extend or terminate the lease. Only those renewal and termination options which the Partnership is reasonably certain of exercising are included in the calculation of the lease liability.

The following table presents the maturities of operating lease liabilities as of December 31, 2021:

| Years Ending December 31 | | Amount |
|---|---|---|
| 2022 | $ | 3,523,248 |
| 2023 | | 3,561,331 |
| 2024 | | 3,547,787 |
| 2025 | | 3,143,278 |
| 2026 | | 1,793,541 |
| Thereafter | | - |
| Total lease payments | | 15,569,185 |
| Less: Discount | | (1,722,337) |
| **Total operating lease liabilities** | $ | 13,846,848 |

8. **OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK**

The Partnership does not extend credit to its customers. In the normal course of business, the Partnership's customer activities involve the execution and settlement of customer transactions, primarily the purchase and sale of unit investment trusts. These activities may expose the Partnership to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the unit investment trusts at a loss.

The Partnership in its capacity as a clearing broker-dealer engaged in various trading, brokerage, and investing activities with counterparties, which primarily include other broker-dealers, banks and financial institutions. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

9. **RELATED-PARTY TRANSACTIONS**

Receivables from affiliates related through common ownership are with First Trust Advisors L.P. ("FTA"), First Trust Capital Partners, LLC ("FTCP"), Stonebridge Advisors LLC ("SBA"), BondWave LLC. ("BW") and First Trust Global Enterprises L.P. ("FTGE"). The Partnership shares facilities and personnel with these affiliates and allocates to certain of them a portion of the related costs. The Partnership also paid operating expenses on behalf of the affiliated companies. At December 31, 2021, amounts receivable on this arrangement totaled $3,567,937, $4,772,751, $65,624, $126,687 and $101,074 for FTA, FTCP, SBA, BW and FTGE, respectively, and are included in receivables from affiliates on the statement of financial condition.

The Partnership receives solicitation fees from SBA ranging from 10% to 30% of sub-advisory fees from select customers on separately and unified managed accounts. At December 31, 2021, net amounts due totaled $100,000 and are included in receivables from affiliates on the statement of financial condition.

The Partnership is reimbursed by the Trusts for certain organization and offering costs paid by the Partnership on behalf of such Trusts. At December 31, 2021, amounts receivable from these reimbursements totaled $973,600 and are included in other receivables in the statement of financial condition. Additionally, the Partnership receives 12B-1 fees from affiliated funds. At December 31, 2021, net amounts due totaled $348,186 and are included in other receivables on the statement of financial condition.

The Partnership receives distribution fees from FTA for the distribution and principal underwriting of the funds for which FTA acts as sponsor and investment advisor. At December 31, 2021, net amounts due totaled $1,467,995 and are included in receivables from affiliates on the statement of financial condition.

Certain employees of the Partnership own limited partnership interests in Grace.

10. **NET CAPITAL REQUIREMENTS**

As a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Partnership is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. This rule prohibits a broker-

dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6-2/3% of aggregate indebtedness, as those terms are defined, or $250,000.

At December 31, 2021, the Partnership had net capital of $116,808,126 which was $114,607,623 in excess of its required net capital of $2,200,503. The Partnership's ratio of aggregate indebtedness to net capital was 0.28 to 1.00.

Capital distributions are anticipated to be made to Grace within the first six months of 2022, subject to applicable SEC and FINRA limitations.

Advances to affiliates and other capital withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and FINRA Rule 4110.

## 11. SUBSEQUENT EVENTS

The Partnership has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this financial statement. Such events were evaluated through February 24, 2022, the date the statement of financial condition was available to be issued. Based upon this evaluation, it was determined the only subsequent event requiring disclosure is as follows.

In January 2022, the Partnership made a capital distribution in the amount of $19,000,000.